================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1834
                               (AMENDMENT NO. ___)

                               GUITAR CENTER, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    402040109
                                 (CUSIP Number)

                                 BARBARA PARKER
                              SAGEVIEW CAPITAL LLC
                          55 RAILROAD AVENUE, 3RD FLOOR
                               GREENWICH, CT 06830
                             TEL. NO.: 203-625-4230
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                              DOUGLAS A. CIFU, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                SEPTEMBER 6, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 2 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Capital Master, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,891,821
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,891,821
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 3 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Capital Partners (A), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,891,821
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,891,821
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 4 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Capital Partners (B), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,891,821
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,891,821
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 5 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Partners (C) (Master), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,891,821
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,891,821
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 6 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Capital GenPar, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,891,821
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,891,821
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 7 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Sageview Capital MGP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,891,821
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               -0-
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,891,821
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 8 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Edward A. Gilhuly
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,891,821
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,891,821
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                              Page 9 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Scott M. Stuart
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,891,821
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,891,821
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,891,821
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 10 of 18
---------------------------                          ---------------------------

Item 1.  SECURITY AND ISSUER.

              This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Guitar Center, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 5795 Lindero Canyon Road, Westlake Village, CA, 91362.

Item 2.  IDENTITY AND BACKGROUND.

              (a) This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Sageview Capital Master, Ltd. ("Sageview Master");
(ii) Sageview Capital Partners (A), L.P. ("Sageview (A)"); (iii) Sageview Capital Partners (B), L.P. ("Sageview (B)"); (iv) Sageview Partners (C) (Master), L.P. ("Sageview (C)"); (v) Sageview Capital GenPar, L.P. ("Sageview GenPar"); (vi) Sageview Capital MGP, LLC ("Sageview MGP"); (vii) Edward A. Gilhuly; and (viii) Scott M. Stuart.

              (b), (c) and (f). (i) Sageview Master is a Cayman Islands exempted company formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

              (ii) Each of Sageview (A), Sageview (B) and Sageview (C) (collectively, the "Shareholders") are Cayman Islands limited partnerships formed to act collectively as holders of 100% of the interest in Sageview Master. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830.

              (iii) Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Capital GenPar, Ltd., which was formed to act as the general partner of each of the Shareholders. The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, CT 06830. Sageview MGP is the general partner of Sageview GenPar (See Item (iv) of this Section).

              (iv) Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, CT 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward
A. Gilhuly (See Items (v) and (vi) of this Section).

              (v) Mr. Gilhuly is a managing member and controlling person of Sageview MGP. Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital LLC, 250 University Ave, Suite 300, Palo Alto, CA 94301. Mr. Gilhuly's principal occupation is to act as President of Sageview Management LLC.

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 11 of 18
---------------------------                          ---------------------------


              (vi) Mr. Stuart is a managing member and controlling person of Sageview MGP. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, CT, 06830. Mr. Stuart's principal occupation is to act as President of Sageview Management LLC.

              (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds used in connection with the purchase of the shares of Common Stock was $72,409,854 (including applicable commissions). These funds were available provided by general funds available to Sageview Master.

Item 4.  PURPOSE OF TRANSACTION.

              The Reporting Persons have acquired the Common Stock reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Company and may make suggestions concerning the Company's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of the Company. Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on the Company's performance and market and other conditions, increase or decrease its investment position in the Common Stock or other securities of the Company.

              Whether the Reporting Persons purchase any additional shares of Common Stock or other securities of the Company or dispose of any shares of Common Stock or other securities of the Company, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of the Common Stock or other securities of the Company for purchase at particular price levels, the Company's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 12 of 18
---------------------------                          ---------------------------


particular Reporting Person's interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or other securities of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock or other securities of the Company held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock or other securities of the Company.

              Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              All ownership percentages set forth herein assume that there are 29,265,199 shares of Common Stock outstanding, representing the total number of shares reported in the Company's Quarterly Report on Form 10-Q dated June 30, 2006 to be outstanding as of August 4, 2006.

              (a) and (b)(i) Sageview Master beneficially owns 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock). Sageview Master has sole voting power and sole dispositive power over the 1,891,821 shares of Common Stock.

              (ii) Sageview (A) beneficially owns 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock). Sageview (A) has shared voting power and shared dispositive power over the 1,891,821 shares of Common Stock.

              (iii) Sageview (B) beneficially owns 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock). Sageview (B) has shared voting power and shared dispositive power over the 1,891,821 shares of Common Stock.

              (iv) Sageview (C) beneficially owns 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock). Sageview (C) has shared voting power and shared dispositive power over the 1,891,821 shares of Common Stock.

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 13 of 18
---------------------------                          ---------------------------


              (v) Sageview GenPar may be deemed to beneficially own 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock) by virtue of being the sole shareholder of the general partner of each of the Shareholders. Sageview GenPar has sole voting power and sole dispositive power over the 1,891,821 shares of Common Stock.

              (vi) Sageview MGP may be deemed to beneficially own 1,891,821 shares of Common Stock (approximately 6.46% of the total number of outstanding shares of Common Stock) by virtue of being the general partner of Sageview GenPar. Sageview MGP has sole voting power and sole dispositive power over the 1,891,821 shares of Common Stock.

              (vii) As a managing member of Sageview MGP, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Common Stock that Sageview MGP may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

              (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit 1.

              (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

              (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Schedule of Transactions in the Shares of the Company

              Exhibit 2: Joint Filing Agreement, dated September 18, 2006, among the Reporting Persons.

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 14 of 18
---------------------------                          ---------------------------


                                   SIGNATURE


              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2006

                                SAGEVIEW CAPITAL PARTNERS (A), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW CAPITAL PARTNERS (B), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW PARTNERS (C) (MASTER), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW CAPITAL GENPAR, L.P.

                                By:  Sageview Capital MGP, LLC
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW CAPITAL MGP, LLC


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 15 of 18
---------------------------                          ---------------------------


                                /s/ Scott M. Stuart
                                -------------------------------
                                Name:  Scott M. Stuart



                                /s/ Edward A. Gilhuly
                                -------------------------------
                                Name:  Edward A. Gilhuly

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 16 of 18
---------------------------                          ---------------------------

                                                                      EXHIBIT 1
                                                                      ---------


                 TRANSACTIONS BY SAGEVIEW CAPITAL MASTER, LTD.


               TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE


                   GTRC - Guitar Center, Inc.
                   Transactions by Sageview Capital Master, Ltd.
                   Attachment to Schedule 13D - Exhibit 1


              --------------------------------------------------------
                 DATE       BUY/SELL       QUANTITY        PRICE
              --------------------------------------------------------
                8/16/06        B             35,000        38.99
              --------------------------------------------------------
                8/17/06        B             90,000        39.68
              --------------------------------------------------------
                8/18/06        B             50,000        39.25
              --------------------------------------------------------
                8/21/06        B            100,000        39.13
              --------------------------------------------------------
                8/22/06        B             68,000        38.96
              --------------------------------------------------------
                8/23/06        B            168,000        38.57
              --------------------------------------------------------
                8/24/06        B            136,000        38.09
              --------------------------------------------------------
                8/25/06        B             35,000        37.63
              --------------------------------------------------------
                8/28/06        B            350,000        37.80
              --------------------------------------------------------
                8/29/06        B             70,000        37.42
              --------------------------------------------------------
                8/30/06        B             50,000        37.93
              --------------------------------------------------------
                8/31/06        B             15,000        38.04
              --------------------------------------------------------
                9/1/06         B             57,821        37.83
              --------------------------------------------------------
                9/5/06         B            212,000        37.28
              --------------------------------------------------------
                9/6/06         B            135,000        38.19
              --------------------------------------------------------
                9/7/06         B            135,000        38.44
              --------------------------------------------------------
                9/8/06         B            131,000        38.62
              --------------------------------------------------------
                9/11/06        B             51,000        38.84
              --------------------------------------------------------
                9/12/06        B              3,000        40.90
              --------------------------------------------------------

                                      ---------------
                                          1,891,821
                                      ===============

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 17 of 18
---------------------------                          ---------------------------

                                                                      EXHIBIT 2


                             JOINT FILING AGREEMENT


              Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1834, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts. Dated: September 18, 2006

                                SAGEVIEW CAPITAL PARTNERS (A), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW CAPITAL PARTNERS (B), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW PARTNERS (C) (MASTER), L.P.

                                By:  Sageview Capital GenPar, Ltd.
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director


                                SAGEVIEW CAPITAL GENPAR, L.P.

                                By:  Sageview Capital MGP, LLC
                                     its General Partner


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director

---------------------------                          ---------------------------
CUSIP NO. 402040109                                             Page 18 of 18
---------------------------                          ---------------------------




                                SAGEVIEW CAPITAL MGP, LLC


                                By:  /s/ Scott M. Stuart
                                     -------------------------------
                                     Name:  Scott M. Stuart
                                     Title: Director



                                /s/ Scott M. Stuart
                                -------------------------------
                                Name:  Scott M. Stuart



                                /s/ Edward A. Gilhuly
                                -------------------------------
                                Name:  Edward A. Gilhuly